Trevena, Inc.

955 Chesterbrook Boulevard, Suite 110

Chesterbrook, PA 19087

November 29, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Trevena, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-275866

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Trevena, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File No. 333-275866, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on December 1, 2023. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please provide a copy of the order granting withdrawal via email to the Company’s legal counsel, Brian Katz of Troutman Pepper Hamilton Sanders LLP, at brian.katz@troutman.com. If you have any questions, please contact Mr. Katz at (215) 981-4193. Thank you for your attention to this matter.

Sincerely,

By:	/s/ Carrie Bourdow
Name:	Carrie Bourdow
Title:	Acting Chief Executive Officer and Principal Executive Officer